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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ____)*

                        BLAGMAN MEDIA INTERNATIONAL, INC
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                   092 694108
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                                 (CUSIP Number)

DANIEL PAUS, 2121 W. ARMY TRAIL ROAD, ADDISON, ILLINOIS, 60601, 1-630-705-1696
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  May 22, 2002
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See(S)240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

   Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1748 (03-00)

CUSIP NO.
         -----------------
--------------------------------------------------------------------------------
 1.   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      SUBURBAN CAPITAL CORPORATION / 36-442-5062
      -------------------------------------------------------------------------
--------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

      (a)
          ---------------------------------------------------------------------

      (b)
          ---------------------------------------------------------------------
--------------------------------------------------------------------------------
 3.   SEC Use only
                  -------------------------------------------------------------

--------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS (See Instructions)
                                         WC
                                        ---------------------------------------
--------------------------------------------------------------------------------
 5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
                           ----------------------------------------------------
--------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION
                                           DELAWARE
                                          -------------------------------------
--------------------------------------------------------------------------------
                     7.   SOLE VOTING POWER
                                             800,000,000
     NUMBER OF                               ----------------------------------
      SHARES       -------------------------------------------------------------
                     8.   SHARED VOTING POWER  --
   BENEFICIALLY                               ---------------------------------
     OWNED BY
                   -------------------------------------------------------------
       EACH          9.   SOLE DISPOSITIVE POWER
                                                 800,000,000
    REPORTING                                    ------------------------------
      PERSON       -------------------------------------------------------------
                     10.  SHARED DISPOSITIVE POWER --
       WITH                                        ----------------------------
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                  800,000,000
                                                                  -------------
--------------------------------------------------------------------------------
12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)
                        -------------------------------------------------------
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                         8.0%
                                                        -----------------------
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON (See Instructions)
      CO
      ------------------------------------------------------------------------
      ------------------------------------------------------------------------
      ------------------------------------------------------------------------
      ------------------------------------------------------------------------
      ------------------------------------------------------------------------
      ------------------------------------------------------------------------

Instructions for Cover Page

(1) Names and I.R.S. Identification Numbers of Reporting Persons -- Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH
        SCHEDULE 13D" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) (unless it is a joint filing pursuant to Rule 13d-I(k)(l) in which case it may not be necessary to check row 2(b)].

(3)      The 3rd row is for SEC internal use; please leave blank.

 SIGNATURE

                   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct,

 MAY 14, 2002
 --------------
 Date


 /s/ Daniel Davis
 ----------------
 Signature


 Daniel Davis/President of
 -------------------------
 Suburban Capital Corporation
 ----------------------------